						Exhibit 12.1
						11/5/2008
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2007
and the year to date September 30, 2008

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2003	2004	2005	2006	2007	2008
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$1,037,301	$1,081,028	$1,197,831	$1,236,845	$1,262,232	$1,294,553
Interest expense, net of amounts capitalized	193,728	240,572	297,313	319,894	345,538	257,794
Distributions on mandatorily redeemable preferred securities	62,415	15,948	0	0	0	0
AFUDC - Debt funds	5,634	10,295	11,812	12,354	28,469	29,959

Earnings as defined	$1,299,078	$1,347,843	$1,506,956	$1,569,093	$1,636,239	$1,582,306

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$167,125	$179,219	$215,264	$217,954	$270,429	$242,456
Interest on affiliated loans	3,299	46,512	68,735	87,672	65,769	17,174
Interest on interim obligations	0	24	0	0	8,463	2,476
Amort of debt disc, premium and expense, net	16,579	16,812	17,109	17,054	18,431	14,853
Other interest charges	12,359	8,301	8,017	9,571	10,915	10,793
Distributions on mandatorily redeemable preferred securities	62,415	15,948	0	0	0	0

Fixed charges as defined	$261,777	$266,816	$309,125	$332,251	$374,007	$287,752

RATIO OF EARNINGS TO FIXED CHARGES	4.96	5.05	4.87	4.72	4.37	5.50